Filed pursuant to Rule 424(b)(3)
Registration No. 333-183249
PROSPECTUS SUPPLEMENT NO. 6
(To Prospectus Dated April 1, 2013)

William Lyon Homes
Shares of Class A Common Stock

This prospectus supplement no. 6 further supplements the prospectus dated April 1, 2013, or the Prospectus, as previously supplemented by prospectus supplement no. 1 dated April 30, 2013, prospectus supplement no. 2 dated May 8, 2013, prospectus supplement no. 3 dated May 14, 2013, prospectus supplement no. 4 dated June 3, 2013, or Prospectus Supplement No. 4, and prospectus supplement no. 5 dated August 8, 2013 relating to the registration of Class A Common Stock, Class C Common Stock and Convertible Preferred Stock of William Lyon Homes, or the Company, to satisfy registration rights granted by the Company in connection with the Company’s Joint Plan of Reorganization on February 25, 2012 and certain other corporate transactions, as more fully described elsewhere in the Prospectus.
This prospectus supplement incorporates into our Prospectus the information contained in our attached Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on October 25, 2013. As discussed in the Current Report on Form 8-K referenced in Prospectus Supplement No. 4, the Class C Common Stock and Convertible Preferred Stock that were previously covered by the Prospectus were converted into Class A Common Stock in connection with the closing of the Company’s initial public offering on May 21, 2013.
You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the Prospectus.
This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

You should carefully consider matters discussed under the caption “Risk Factors” beginning on page 12 of the Prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 25, 2013.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): October 24, 2013

WILLIAM LYON HOMES
(Exact name of registrant as specified in charter)

Delaware	001-31625	33-0864902
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
4695 MacArthur Court, 8th Floor
Newport Beach, California 92660
(Address of principal executive offices and zip code)
(949) 833-3600
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.
On October 24, 2013, William Lyon Homes, Inc. (“California Lyon”), a California corporation and a wholly-owned subsidiary of William Lyon Homes, a Delaware corporation (“Parent”), completed the sale to certain purchasers of an additional $100.0 million in aggregate principal amount of its 8.5% Senior Notes due 2020 (the “Additional Notes”) at an issue price of 106.5% of the principal amount of the Additional Notes plus accrued interest from and including May 15, 2013, in a private placement to “qualified institutional buyers” as defined in Rule 144A under the Securities Act of 1933, as amended. The Additional Notes were issued pursuant to an indenture, dated as of November 8, 2012 (as amended or supplemented, the “Indenture”), by and among California Lyon, Parent, the subsidiary guarantors party thereto (together with Parent, the “Guarantors”) and U.S. Bank National Association, as trustee, under which California Lyon previously issued $325.0 million in aggregate principal amount of its 8.5% Senior Notes due 2020 (the “Existing Notes” and, together with the Additional Notes, the “Notes”). Pursuant to the Indenture, California Lyon executed an Officers’ Certificate dated October 24, 2013 (the “Officers’ Certificate”) setting forth the terms of the Additional Notes. The Additional Notes and the Existing Notes will be treated as a single class for all purposes under the Indenture and will have identical terms, other than with respect to the date of issuance and the issue price, as set forth in the Officers’ Certificate, and provided that the Additional Notes will not have the same CUSIP number as the Existing Notes unless and until the Additional Notes are registered with the Securities and Exchange Commission (the “SEC”). The Existing Notes were registered with the SEC pursuant to a Form S-4 Registration Statement (File No. 333-187867), declared effective on June 6, 2013.
The Company and Parent intend to use the net proceeds from the issuance of the Additional Notes for general corporate purposes, including the acquisition and development of land and home construction.
Interest on the Additional Notes will be paid semi-annually on May 15 and November 15, commencing November 15, 2013. The Notes will mature on November 15, 2020.
The Notes and the guarantees are California Lyon’s and the Guarantors’ senior unsecured obligations. The Notes and the guarantees rank equally in right of payment with all of California Lyon’s and the Guarantors’ existing and future unsecured senior debt and senior in right of payment to all of California Lyon’s and the Guarantors’ future subordinated debt. The Notes and the guarantees will be effectively junior to any of California Lyon’s and the Guarantors’ existing and future secured debt.
On or after November 15, 2016, California Lyon may redeem all or a portion of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of the principal amount) set forth below plus accrued and unpaid interest to the applicable redemption date, if redeemed during the 12-month period beginning on November 15 of the years indicated below:

Year	Percentage
2016	104.250%
2017	102.125%
2018 and thereafter	100.000%
Prior to November 15, 2016 the Notes may be redeemed in whole or in part at a redemption price equal to 100% of the principal amount plus a “make-whole” premium, and accrued and unpaid interest to, the redemption date.
In addition, any time prior to November 15, 2015, California Lyon may, at its option on one or more occasions, redeem Notes (including any additional notes that may be issued in the future under the Indenture) in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the Notes (including any additional notes that may be issued in the future under the Indenture) issued prior to such date at a redemption price (expressed as a percentage of principal amount) of 108.5%, plus accrued and unpaid interest to the redemption date, with an amount equal to the net cash proceeds from one or more equity offerings by Parent.
If California Lyon experiences certain change of control events (as defined in the Indenture), it must offer to repurchase the Notes at 101% of their principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the record on the relevant record date to receive interest due on the relevant interest payment date).

If California Lyon sells assets and does not use the proceeds for specified purposes, California Lyon must offer to repurchase the Notes at 100% of their principal amount, plus accrued and unpaid interest to the applicable repurchase date.
The Indenture contains certain covenants limiting, among other things, the ability of Parent, California Lyon and their restricted subsidiaries to:

•	incur or guarantee additional indebtedness or issue certain equity interests;

•	pay dividends or distributions, repurchase equity or make payments in respect of subordinated indebtedness;

•	make certain investments;

•	sell assets;

•	incur liens;

•	create certain restrictions on the ability of restricted subsidiaries to pay dividends or to transfer assets;

•	enter into transactions with affiliates;

•	create unrestricted subsidiaries; and

•	consolidate, merge or sell all or substantially all of its assets.
These covenants are subject to a number of exceptions and qualifications as set forth in the Indenture. The Indenture also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on such Notes to be declared due and payable.
The foregoing description of the terms of the Indenture, the Notes and the Officers’ Certificate is qualified in its entirety by reference to the full text of the Indenture filed as Exhibit 4.2 to our current report on 8-K filed on November 8, 2012, including the form of Note attached as Exhibit 1 thereto, and the Officers’ Certificate, a copy of which is attached hereto as Exhibit 4.1, in each case incorporated by reference herein.

Item 9.01.	Financial Statements and Exhibits.
(d) Exhibits:

Exhibit No.	Description

4.1	Officers’ Certificate, dated October 24, 2013, delivered pursuant to the Indenture, and setting forth the terms of the Notes

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

WILLIAM LYON HOMES

	By:	/S/ COLIN T. SEVERN
Colin T. Severn
Vice President, Chief Financial Officer and Corporate Secretary
Date: October 25, 2013

Exhibit 4.1

OFFICERS’ CERTIFICATE
October 24, 2013
This Certificate is delivered to you in your capacity as Trustee of the Indenture dated as of November 8, 2012 (as amended, amended and restated, supplemented, restated or otherwise modified from time to time, the “Indenture”), by and among William Lyon Homes, Inc., a California corporation (the “Company”), the Guarantors named therein, and U.S. Bank National Association (the “Trustee”). Capitalized terms not defined herein shall have the definitions prescribed to them in the Indenture.
This Certificate is being executed and delivered to the Trustee pursuant to Section 2.13 of the Indenture in connection with the issuance of Additional Securities under the Indenture, which Additional Securities include the following features:

•	Aggregate principal amount of Additional Securities to be authenticated and delivered pursuant to the Indenture: $100,000,000

•	Issue price of Additional Securities: 106.500% plus accrued interest, if any, from May 15, 2013

•	Issue date of Additional Securities: October 21, 2013

•	CUSIP of Additional Securities: 144A CUSIP No. 96926D AC4 / ISIN No. US96926DAC48, Reg S CUSIP No. U96799 AB4 / ISIN No. USU96799AB45
The Additional Securities shall be Initial Securities, and shall be issued pursuant to Section 4.03(a) of the Indenture and the Ratio Exception.
Attached hereto as Exhibit A is a resolution adopted by the Board of Directors of the Company with respect to the issuance of the Additional Securities.
Matthew R. Zaist, the duly elected and acting President and Chief Operating Officer of the Company, and Colin T. Severn, the duly elected and acting Chief Financial Officer and Secretary of the Company, each hereby certify, solely in their capacities as Officers of the Company, as follows:

1.
The undersigned has read Section 2.13 of the Indenture, which permits the Company to issue Additional Securities under the Indenture, which Additional Securities shall have identical terms as the Initial Securities, other than with respect to the date of issuance and issue price, and shall be treated as a single class for all purposes of the Indenture, and Section 4.03 of the Indenture, which restricts the ability of Parent or any Restricted Subsidiary to incur additional indebtedness.

2.
The undersigned has examined such documents, certificates and proceedings and made such investigation as the undersigned has deemed necessary in order to express the opinions and certifications set forth in this Certificate.

3.
The undersigned is of the opinion that he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not Sections 2.13 and 4.03 of the Indenture have been complied with.

4.	The undersigned is of the opinion that the Company has issued the Additional Securities in compliance with Sections 2.13 and 4.03 of the Indenture.
[Signature page follows.]

IN WITNESS WHEREOF, the undersigned have executed this Certificate as of the date first written above.
WILLIAM LYON HOMES, INC.,
a California corporation

By:    /s/ Matthew R. Zaist
Name: Matthew R. Zaist
Title: President and Chief Operating Officer

By:    /s/ Colin T. Severn
Name: Colin T. Severn
Title: Vice President, Chief Financial Officer and Secretary